 **Southwestern Energy Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY PROVIDES OPERATIONAL UPDATE
ON FAYETTEVILLE SHALE PLAY

Houston, Texas – June 10, 2005...To date, Southwestern Energy Company (NYSE: SWN) has drilled a total of 44 wells and participated in one outside-operated well in its Fayetteville Shale play. The wells are located in six separate pilot areas located in Franklin, Conway, Van Buren, and Faulkner counties in Arkansas. Of the six pilot areas, Southwestern has established field rules for one, the Griffin Mountain Field, and has proposed field rules for two others, the Gravel Hill Field and the Scotland Field. The company's proposed Gravel Hill Field will cover an initial eight (8) square mile area (approximately 5,120 acres) in Van Buren and Conway counties, while the proposed Scotland Field will cover an initial five (5) square mile area (approximately 3,200 acres) located in Van Buren county.

As required, Southwestern has filed field rule applications with the Arkansas Oil and Gas Commission for the proposed Gravel Hill and Scotland Fields and the Commission will hold a public hearing on June 28, 2005, to review the applications. Based on the company's current reservoir analysis indicating a likely drainage area of 20 acres or less for vertical wells in the fields and limited horizontal well experience that indicates a potentially larger drainage area, Southwestern has proposed well spacing requirements for each field that would provide for 560 feet minimum distance between completions in common sources of supply within the Fayetteville Shale formation within each unit up to a maximum of 25 wells per square mile (640 acres).

Of the 45 wells drilled to date, 35 are now on production, six are in some stage of completion or waiting on pipeline hook-up and four are shut-in. Five of the company's 45 wells are horizontal wells with lateral lengths ranging from approximately 1,850 feet to 2,300 feet and drilling times ranging from 8 days to 32 days.

The company has previously reported on two horizontal wells. The first horizontal well, the Vaughan #4-22-H located in the company's Griffin Mountain Field, was drilled in 32 days with a 1,857-foot lateral and was only partially fracture-stimulated due to mechanical problems during the completion phase. The Vaughan is currently producing approximately 383 Mcf per day after approximately 35 days of production as compared to its final test rate of 582 Mcf per day. The second horizontal well, the Stobaugh #2-1-H well located in the proposed Gravel Hill Field, was drilled in 11 days with a 2,264-foot lateral and was successfully fracture-stimulated in four separate stages. The Stobaugh tested at a rate of approximately 3.7 MMcf per day and is currently producing approximately 2.3 MMcf per day after approximately 35 days of production.

The third producing horizontal well, the McNew #3-2-H also located in the proposed Gravel Hill Field, was drilled in a total of 11 days with a 2,310-foot lateral. The McNew well was successfully fracture-stimulated in four separate stages and has been placed on production at a rate of approximately 2.7 MMcf per day.

Additionally, the company has drilled the Linkinogger #2-9-H well in the company's proposed Scotland Field and the Payne Family Trust #1-35-H horizontal well in the company's Brookie pilot area. These two wells are currently being completed.

Since April 29, 2005, the company has placed five additional vertical wells on production with initial production rates ranging from approximately 250 Mcf to 1,000 Mcf.

Southwestern has continued to acquire leasehold and now holds approximately 645,000 net undeveloped acres and controls approximately 125,000 net developed acres in the Fairway area of the Arkoma Basin that is held by conventional production.

Previously, the company announced plans to invest up to approximately $100.2 million in its Fayetteville Shale play during 2005. The company's drilling program with respect to its Fayetteville Shale play will remain flexible and will be impacted by a number of factors, including the results of the company's drilling and completion efforts, the performance of wells the company drills in new pilot areas, prevailing costs for services and materials and the gas commodity price environment.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**
Executive Vice President
and Chief Financial Officer
(281) 618-4803

Brad D. Sylvester, CFA
Manager, Investor Relations
(281) 618-4897

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays, the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position, the timing and extent of the company's success in discovering, developing, producing and estimating reserves, property acquisition or divestiture activities, the effects of weather and regulation on the company's gas distribution segment, increased competition, the impact of federal, state and local government regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions and prices (including regional basis differentials), the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field personnel, services, drilling rigs and other equipment, and any other factors listed in the reports filed by the company with the Securities and Exchange Commission (the "SEC"). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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